September 9, 2025

Haicheng Xu
Chief Executive Officer
Decent Holding Inc.
4th Floor & 5th Floor North Zone, Dingxin Building
No. 106 Aokema Avenue, Laishan District, Yantai
Shandong Province
People   s Republic of China 264003

       Re: Decent Holding Inc.
           Registration Statement on Form F-1
           Filed on August 22, 2025
           File No. 333-289797
Dear Haicheng Xu:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Principal Shareholders, page 64

1. Please expand the beneficial ownership table to include ownership after taking into account securities to be sold in this offering.
 September 9, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Timothy Levenberg at 202-551-3707 or Daniel Morris at 202-551-
3314 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Yarona L. Yieh, Esq., of Ortoli Rosenstadt LLP